



New Energy Systems Group

Investor Presentation
September 2010

Forward Looking Statements

Except for the historical information, the matters discussed in this presentation may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may differ materially based on a number of factors, including, but not limited to, uncertainties in product demand, risks related to doing business in China, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Investment Highlights

- Leading provider of lithium ion batteries for portable electronic devices in China

- End market growing 20%+ annually

  - New Energy growing faster than the overall market

  - Beneficiary of increasing consumer spending in China and rapid new product introductions

  - Significant opportunities for growth in China and new, large and higher margin countries

- Revenue and EPS increasing due to organic growth and improved product mix from recent acquisitions

- Excess capacity enables significant growth without meaningful capex

- Healthy balance sheet with no near-term need for equity

  - $3.8M cash, $12.6M working capital, no long-term debt, $59.3M stockholders' equity

- Trading at 5.4x 2010 projected Adjusted EPS of at least $1.23

  - Guidance is based on conservative assumptions

  - Generating significant free cash flow

- Insider ownership of 19% provides incentive to create shareholder value

Company Overview

- 2009 acquisitions transformed NEWN from low margin, low tech company into a rapidly growing, high margin, integrated manufacturer with an established brand name

- Vertically integrated original design manufacturer and distributor of lithium ion batteries and backup power systems

  – Products support *iPhones, iPads* and all major brand cell phones, laptops, digital cameras, MP3s, etc.

  – Strong reputation for high quality manufacturing and innovative products

  – Internally source components and sell excess production to third parties

- Supply end-user products direct to retail channels as well as major OEMs

- Currently, end consumers for most products are in China with opportunity to expand internationally

- Operating at only ~50% of manufacturing capacity

Advantage of Lithium Ion Batteries

- High energy-to-weight ratio
- Wide variety of shapes and sizes
- High open circuit voltage; greater power can be transferred at a lower rate of current
- No memory effect
- Low self-discharge rate



Company Timeline

- 2002   Begins operations
- 2004   Becomes public via reverse merger
- 2004 - 2008   Primary business producing battery shells and caps
- 2008   Begins finished battery distribution business
- Dec. 2009   Acquires Anytone
- Dec. 2009   Appoints Weihe Yu as Chairman of the Board
- Jan. 2010   Acquires NewPower
- May 2010   Appoints Nian Chen as CEO
- May-June '10   Appoints 3 new independent board members
- August 2010   Lists on NYSE Amex

New Energy's Transition

Transformed into a higher margin, vertically integrated business

2009 Revenue



$26.4M

2010E Revenue



$88.0M

■ Battery Shells & Caps   ■ Battery Distribution   ■ Anytone   ■ Newpower

Anytone

- Manufactures and sells lithium ion battery finished products

  - Established brand name

  - Support some of the best known electronics products in the world

  - Many products generate 4-7 times more power than the original OEM battery's capacity

  - Customer base includes end-user consumers, as well as OEMs and retailers

- Ability to rapidly innovate with quick-turn capabilities

  - Over 50 patents and deep R&D capabilities

  - Plan to launch 1-2 new products per month

- Acquired December 2009 for 5.0x 2010 projected net income

  - Broadens product offering and expands distribution channels

  - Allows New Energy to touch end-user customers

  - Platform to expand international focus

  - Expected to generate meaningful operating leverage and economies of scale

Anytone Products

Cell Phone Series	Digital Series	Solar Power Series	Laptop Series
			
			

NewPower



- China-based manufacturer of lithium ion batteries

  – Products used in portable electronics, such as
  cell phones, MP3 players, digital cameras, etc.

- Extensive manufacturing expertise and capabilities

  – Operating at 50% of production capacity

  – Can triple production with minimal additional capital expenditures

- NewPower acquired in January 2010

  – Strategically important to vertical integration

  – Increases profitability of existing battery distribution business

  – Captures added margin by internally sourcing lithium ion batteries

Finished Battery Distribution

- Assemble battery components and distribute the finished batteries to leading Chinese battery companies

- First major customer in the second half of 2008

- Expanded sales efforts to add new OEM and distributor customers



Battery Shells & Caps

- Sells broad line of shells and caps to lithium ion battery manufacturers
- Products used to encase the lithium ion battery for protection
- Internal manufacturing provides lower cost finished battery products
- Stable and growing source of cash flow



Battery Shells



Battery Caps

Market Opportunity

- China is one of the largest consumers of lithium ion batteries
  - Chinese gov't estimates market will grow 20%+ annually from 2010 to 2018
  - Increased consumer spending, especially for portable electronics

- China has more than 600 million mobile phone subscribers
  - Currently accounts for over $4 billion of lithium-ion battery sales in 2009
  - Chinese government estimates lithium-ion battery sales for mobile phones will grow at 20% 5-year CAGR to over $10 billion in 2013

- Current trend of smaller, lighter and more advanced portable consumer products driving industry growth
  - Short product life and product innovation cycle creates rapid product turnover
  - According to IDC, the world-wide market for smartphones is expected to grow at nearly 15% CAGR from 190 million units in 2010 to 288 million units in 2013

Growth Strategy

- Continually introduce new products to meet changing market demand

- Expand Anytone's higher margin, branded product offering

- Leverage low cost production and R&D capability to expand market share

- Increase higher margin direct sales to OEM customers and retail partners

- Deepen penetration of existing distribution customers

- Increase international presence

Experienced Management Team

- **Weihe Yu, Chairman**
  - Appointed Chairman in December 2009 following acquisition of Anytone
  - Co-founder of Anytone Technology Co., Ltd.,
  - Served as general manager of Shenzhen Four Images Industrial Co., which manufactures protection circuits for lithium ion batteries

- **Nian Chen, CEO**
  - Promoted to CEO in May 2010
  - Previously a vice president of Anytone division and a co-founder of Anytone
  - Responsibilities at Anytone included oversight of research and development, engineering, production and quality control
  - Served for more than five years as vice president of Shenzhen Vogue Industries Co., Ltd., a manufacturer of portable electronics

- **Junfeng Chen, CFO**
  - Appointed CFO in August 2009
  - Joined New Energy Systems Group in 2005 and served as CFO of the Company's wholly-owned subsidiary Shenzhen E'Jenie Science and Technology Co., Ltd.
  - Majored in Accounting and graduated from Wuhan University in China

Improving Operating Results

($ MM, except per share data)	Six Months Ended 6/30		Year Ended 12/31	
	2009	**2010**	**2009**	**2010 (E)**
Revenue	$8.0	$45.9	$26.4	$88.0
Growth Rate (YoY)		*472.5%*	*33.8%*	*233.0%*
Gross Profit	$2.3	$12.6	$8.0	
Gross Margin	*29.1%*	*27.4%*	*30.5%*	
Operating Income	$2.1	$9.5	$6.7	
Depreciation & Amortization	$0.2	$1.5	$0.5	
Non-Cash Compensation	$0.0	$0.3	$0.3	
Adjusted EBITDA*	$2.3	$11.4	$7.4	
*Adjusted EBITDA Margin**	*28.3%*	*24.8%*	*28.1%*	
Effective Tax Rate	10.4%	23.0%	12.2%	
Adjusted Net Income**	$1.9	$9.1	$6.4	$15.6
*Adjusted Net Income Margin***	*23.6%*	*19.8%*	*24.1%*	*17.7%*
Adjusted EPS**	*$0.30*	*$0.72*	*$0.89*	*$1.23*
*Adjusted EPS Growth (YoY)***		*140.0%*	*23.6%*	*38.2%*

* Excludes non-cash, stock-based compensation expense
** Excludes non-cash, stock-based compensation and amortization expense

Q2 2010 Financial Highlights

- Revenue increased 335.2% to $23.4 million

  - Anytone sales increased 86.1% versus Q209, prior to acquisition

  - NewPower sales increased 53.8% versus Q209, prior to acquisition

  - Battery Assembly and Distribution sales increased 34.6%, excluding Anytone and NewPower

  - Shells and Caps sales increased 45.5%

- Adjusted EPS* increased 59.1% to $0.35 per diluted share

- GAAP EPS increased 27.3% to $0.28 per diluted share

- Generated $6.5 million of cash flow from operations

*Excludes non-cash, stock based compensation and amortization expense

Derivation of Adjusted Net Income

($ MM, except per share data)

	Year Ended	Three Months Ended		Six Months Ended	
	Dec. 31, 2009	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010
Net income	$5.84	$1.34	$3.57	$1.84	$7.35
Amortization	0.28	0.02	0.70	0.05	1.39
Non-Cash Stock Compensation	0.25	0.00	0.17	0.0	0.34
Adjusted Net Income	$6.36	$1.36	$4.43	$1.89	$9.08
Adjusted EPS (diluted shares)	*$0.89*	*$0.22*	*$0.35*	*$0.30*	*$0.72*

Projections/Key Metrics

($ MM, except per share data)

Common shares outstanding (6/30/2010)	11.9
Common shares convertible from preferred stock	0.8
Pro forma shares outstanding	12.6
Price (8/20/2010)	$6.65
Pro forma market capitalization	$83.9
Cash (6/30/2010	$3.8
Working capital (6/30/2010)	$12.6
Long term debt (6/30/2010)	$0.0
Enterprise value	$80.1
2010 E revenue	$88.0
2010 E adjusted net income*	$15.6
2010 E adjusted EPS*	$1.23
2010 E adjusted P/E*	5.4x

* Excludes non-cash, stock-compensation and amortization expense

Chinese Battery Company Comparison

- NEWN's products, end markets and growth characteristics differ substantially from its perceived peers

- NEWN is a high growth company benefiting from increasing Chinese consumer spending, favorable overall industry trends and potentially significant international expansion

Company	Markets Served
Advanced Battery Tech.	Produces rechargeable polymer lithium-ion batteries for consumer electronics (6%), miner's lamps (20%), electric vehicles (32%) and other(42%)
China BAK Battery	Produces lithium-based battery cells for consumer electronics (99.9%) and electric vehicles
China Ritar Power Corp	Produces lead-acid batteries for telecom, UPS, LEV, and alt. energy applications
Hong Kong Highpower	Produces both Ni-MH and Li-ion batteries for consumer (79%) and industrial (20%) markets
Ultralife Corp	Produces batteries for portable and standby power to communications and electronics industries

Attractive Relative Valuation

($ MM, except per share, percentage and P/E data)

Company	Ticker	Recent Price	Market Cap	Net Debt	Enterprise Value	2009 Revenue Growth (YoY)	2Q 10 Revenue Growth (YoY)	2010E EPS	P / 2010 E EPS
New Energy Systems Group	**NEWN**	**$6.65**	**$83.8**	**($3.8)**	**$80.0**	**33.8%**	**335.2%**	**$1.23**	**5.4 x**
Advanced Battery Tech.	ABAT	$3.70	$254.5	($60.6)	$194.07	40.7%	65.8%	$0.56	6.6 x
China BAK Battery	CBAK	$1.54	$106.2	$155.4	$253.34	(13.9%)	31.0%	($0.37)	NM
China Ritar Power Corp	CRTP	$2.99	$65.4	($3.0)	$62.4	(12.2%)	56.8%	$0.46	6.5 x
Hong Kong Highpower	HPJ	$3.50	$47.5	$12.6	$60.1	(6.2%)	87.6%	$0.45	7.8 x
Ultralife Corp	ULBI	$4.47	$77.0	$10.9	$87.9	(32.4%)	(6.5%)	$0.32	14.0 x

Sources: EPS and market data from Thomson Financial; other financial data from SEC filings;
NEWN 2010 EPS (E) is company estimate

Selected Consumer Oriented Companies

($ MM, except per share, percentage and P/E data)

Company	Ticker	Recent Price	Market Cap	Net Debt	Enterprise Value	2009 Revenue Growth (YoY)	2Q 10 Revenue Growth (YoY)	2010E EPS	P/2010E EPS
New Energy Systems Group	**NEWN**	**$6.65**	**$83.8**	**($3.8)**	**$80.0**	**33.8%**	**335.2%**	**$1.23**	**5.4 x**
ChinaCast Education	CAST	$6.15	$306.1	($40.7)	$265.4	22.6%	48.6%	$0.42	14.6 x
QKL Stores, Inc.	QKLS	$4.11	$122.1	($59.4)	$62.7	54.6%	29.5%	$0.31	13.3 x
Yuhe International, Inc.	YUII	$8.82	$139.4	($8.8)	$130.6	36.4%	26.7%	$1.10	8.0 x
Zhongpin, Inc.	HOGS	$14.46	$502.1	$127.2	$629.4	34.4%	32.9%	$1.62	8.9 x

Sources: EPS and market data from Thomson Financial; other financial data from SEC filings

2010 Objectives

- Increase sales and profitability of all business lines
- Maximize cross selling opportunities/synergies of recent acquisitions
- Expand into large, higher-margin international markets, including new branded products
- Significantly increase awareness in investment community

Investment Highlights

- Leading provider of lithium ion batteries for portable electronic devices in China

- End market growing 20%+ annually

  - New Energy growing faster than the overall market

  - Beneficiary of increasing consumer spending in China and rapid new product introductions

  - Significant opportunities for growth in China and new, large and higher margin countries

- Revenue and EPS increasing due to organic growth and improved product mix from recent acquisitions

- Excess capacity enables significant growth without meaningful capex

- Healthy balance sheet with no near-term need for equity

  - $3.8M cash, $12.6M working capital, no long-term debt, $59.3M stockholders' equity

- Trading at 5.4x 2010 projected Adjusted EPS of at least $1.23

  - Guidance is based on conservative assumptions

  - Generating significant free cash flow

- Insider ownership of 19% provides incentive to create shareholder value





New Energy Systems Group

Contact:
David Waldman or Klea Theoharis
Crescendo Communications, LLC
Tel: (212) 671-1021
Email: newn@crescendo-ir.com